Exhibit 99.1

To the shareholders of

NLS Pharmaceutics AG, Zurich, Switzerland

Zurich, 1 December 2023

Invitation to the

Extraordinary Shareholders’ Meeting of NLS Pharmaceutics AG, Zurich, Switzerland

Dear Shareholder,

The board of directors of NLS Pharmaceutics AG (the “Board of Directors”), with registered office at The Circle 6, 8058 Zurich, Switzerland (the “Company”) is pleased to invite you to the extraordinary shareholders’ meeting of the Company. The shareholders’ meeting will be held as follows:

-	Date:	December 22, 2023
-	Doors open:	3:30 pm (CET)
-	Meeting time:	4 pm (CET)
-	Place:	The offices of the Company at The Circle 6, 8058 Zurich, Switzerland

The agenda item to be voted on, the voting instructions and the appendices mentioned herein are provided below:

The agenda item and proposal of the Board of Directors is as follows:

1.	New election of the members of the Board of Directors

Proposal

The Board of Directors proposes to newly elect Claudio Bassetti and Florence Allouche as members of the Board of Directors for a term lasting until the next annual ordinary shareholders’ meeting. Short biographies of the proposed new board members are attached hereto as Appendix 1.

*******

[voting instructions and appendices follow]

Voting Instructions:

Please note the following instructions with respect to the participation in the extraordinary shareholders’ meeting:

1.	Voting rights

Shareholders who are entered in the shareholder register maintained by our transfer Agent, VStock Transfer, LLC as of November 23, 2023, 11:59 pm CET (recording date), are entitled to participate personally or be represented as provided for herein in order to exercise their shareholder rights with respect to this extraordinary shareholders’ meeting.

During the period from November 24, 2023 until and including December 22, 2023, no entries of shares will be made in the shareholder register. Shareholders who sell part or all of their shares before this extraordinary shareholders’ meeting are no longer entitled to vote to that extent. They are asked to return or to exchange their voting material.

2.	Personal Participation or Representation

Shareholders are kindly requested to return to NLS Pharmaceutics Ltd., attn. Marianne Lambertson (Head Investors Relations & Corporate Communication) per postal mail (The Circle 6, 8058 Zurich, Switzerland) or e-mail (ml@nls-pharma.com) the registration form (“Registration Form”) attached as Appendix 2 duly completed and signed latest until December 17, 2023 (received by 11:59pm CET).

3.	Representation

In the event that you do not intend to participate personally in this extraordinary shareholders’ meeting, you may be represented by the independent proxy, KBT Treuhand AG Zürich, Kreuzplatz 5, 8032 Zurich, Switzerland (represented by Sandro Müller) or a third party (who need not to be a shareholder). The draft power of attorney (proxy card) (“Proxy Card”) is attached as Appendix 3.

The independent proxy will be physically present at this extraordinary shareholders’ meeting to vote on behalf of the shareholders who issued instructions to him. If the independent proxy cannot be present, the Board of Directors will appoint a new independent proxy. The powers of attorney granted to the independent proxy will also be valid for any new independent proxy appointed by the Board of Directors. In order to authorize the independent proxy, the shareholders may vote by returning the marked, signed and dated Proxy Card by e-mail or mail in line with the instructions given therein, or by voting on the internet (go to http://www.vstocktransfer.com/proxy, click on Proxy Voter Login and log-on using the control number provided in the Proxy Card). Voting instructions must be given no later than December 21, 2023 (received by 11:59pm EST).

2

If you opt to be represented by a third party (who need not be a shareholder), the completed and wet ink signed Proxy Card should be sent directly to the address of your designated representative. Such designated representative may only cast your vote by providing the original wet ink signed Proxy Card at the extraordinary shareholders’ meeting which explicitly names the third party as your designated representative.

With the representation by the independent proxy or a third party, a shareholder has no additional right of physical attendance at the extraordinary shareholders’ meeting.

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Yours sincerely,

On behalf of the Board of Directors of NLS Pharmaceutics AG

Ronald Hafner, Chairman

Appendices:

Appendix 1: Biographies;

Appendix 2: Registration Form; and

Appendix 3: Proxy Card.

4

Appendix 1

Biographies

[separate document]

5

Claudio L. A. Bassetti

Full Professor and Chair, Neurology Department Inselspital, University Hospital 3010 Bern, Switzerland claudio.bassetti@insel.ch

Claudio Lino Alberto Bassetti was born and raised in Ticino, is married and father of three boys. He speaks six languages and enjoys music, history and sports.

Bassetti received his MD degree from the University of Basel in 1984. He trained in neurology in Bern and Lausanne and performed research fellowships in experimental neurophysiology (Basel) and sleep (Ann Arbor, USA). In 2000 he was appointed professor of Neurology at the University of Zurich. In 2009 he founded the Neurocenter of Southern Switzerland. Since 2012 he is full professor at the University of Bern and director of the Neurology Department at Inselspital.

Bassetti has been working throughout his career mainly as a general neurologist with a special interest in clinical skills teaching. Using human and animal approaches he pioneered the studies between sleep, sleep disorders and stroke. He also made fundamental contributions to the etiology, pathophysiology and management of human narcolepsy. He authored over 560 publications (H index 105) and 10 books.

He served as president of the European Neurological Society, European Sleep Research Society and Swiss Neurological Society (SNS) and European Academy of Neurology (EAN). He has been the founder president of the Swiss Federation of Clinical Neurosocieties (SFCNS). For 8 years he served as board member of the Swiss Academy of Medical Sciences (SAMS).

He currently serves as vice-president of the European Brain Council (EBC) and Dean of the Medical Faculty in Bern. He is honorary member of the SNS and EAN.

Florence Allouche Aknin

Florence is Pharmacist Doctor by training, and MBA from HEC Paris, mother of 4.

She began her career as biologist at AP-HP (Greater Paris Hospitals), then she held several positions in the diagnostics industry.

She created and managed for 16 years, the Tech Transfer Office of AP-HP. 75 startups created.

Expert & mentor at the main Paris’s incubators, she represented French technology transfer at international level (AUTM, ASTP).

In 2016, Florence co-founded and was CEO of SPARINGVISION, a genomic medicines clinical stage company, developing a vision saving treatments for retinitis pigmentosa. SparingVision raised €130M several European and French grants, in phase I/II clinical trial.

Florence is Professor at Faculty of Pharmacy - University Paris City, specialized in pharmaceutical innovation and entrepreneurship.

She is elected member of the French National Academy of Pharmacy.

Florence is President of MYRPHARM ADVISORS, a startup studio for startup creation, tech transfer, business development, innovation management, funding, strategy, growth, and mentoring.

With AUDACIA and ALOE Private equity and Sorbonne University, Florence is launching SORBONNE VENTURE a €100M new fund, university and hospital backed dedicated to Deeptech / HealthTech.

Member of the Scientific Advisory Board of Venture Center of Excellence - EIT Health

Prev. Member of the Watching Committee for the Big Investment Plan under the authority of French

Prime Minister (SGPI)

First Prize Biotech at the European Startups Competition CATAPULT 2019

Finalist of the Prix Galien International, New York (US) - Med’Startup, 2019

Mercure Entrepreneurs Award - HEC Paris 2019

Women Trajectory’s Award - HEC Paris 2018

Elected "Woman of the Year 2017” by the French financial magazine “La Tribune”

Appendix 2

Registration Form

[separate document]

6

REGISTRATION FORM

EXTRAORDINARY SHAREHOLDERS’ MEETING

NLS PHARMACEUTICS AG (CHE-447.067.367)

TO BE RETURNED TO NLS PHARMACEUTICS AG, DULY COMPLETED AND SIGNED AS
PROVIDED IN THE INVITATION DATED December 1, 2023, LATEST BY December 17, 2023
(RECEIVED BY 11:59PM CET).

The extraordinary shareholders’ meeting of NLS Pharmaceutics AG will be held as follows:

-	Date:	Friday, December 22, 2023
-	Doors open:	3:30 pm (CET)
-	Meeting time:	4 pm (CET)
-	Place:	The offices of NLS Pharmaceutics AG at The Circle 6, 8058 Zurich, Switzerland

Select one of the two options:

☐	Yes, I will be personally present at the extraordinary shareholders’ meeting of NLS Pharmaceutics AG; or

☐	No, I will be unable to attend the extraordinary shareholders’ meeting of NLS Pharmaceutics AG personally and wish to give my power of attorney by completing the proxy form enclosed to and based on the instructions provided in the invitation dated December 1, 2023.

Date and place:

Name:

Signature:

*****

Appendix 3

Proxy Card

[separate document]

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VOTE ON INTERNET

Go to http://www.vstocktransfer.com/proxy
Click on Proxy Voter Login and log-on using the below control number. Polls will close at 11:59 pm EST on December 21, 2023.

CONTROL #

*** SPECIMEN ***
1 MAIN STREET
ANYWHERE PA 99999-9999

VOTE BY EMAIL

Mark, sign and date your proxy card and email it to vote@vstocktransfer.com

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the envelope we have provided.

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope. ALL VOTES MUST BE RECEIVED BY December 21, 2023.

Extraordinary General Meeting Proxy Card - NLS Pharmaceutics Ltd.

The Board of Directors recommends a vote of "FOR" for Proposals 1.1.-1.2.

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

1.1. Election of Claudio Bassetti as member of the Board of Directors for a term lasting until the next annual ordinary shareholders' meeting.

☐ FOR ☐ AGAINST ☐ ABSTAIN

1.2. Election of Florence Allouche as member of the Board of Directors for a term lasting until the next annual ordinary shareholders' meeting.

☐ FOR ☐ AGAINST ☐ ABSTAIN

Date **Signature** **Signature, if held jointly**

To change the address on your account, please check the box at right and indicate your new address. ☐

*** SPECIMEN *** AC:ACCT9999 90.00

NLS PHARMACEUTICS LTD.

Extraordinary Meeting of Shareholders
December 22, 2023

The undersigned, a shareholder of NLS Pharmaceutics Ltd., (the “Company”), hereby appoints

☐ KBT Treuhand AG Zurich as independent proxy, represented by Sandro Mueller; or

☐ _______________________________________________ (full name and address)

as proxy of the undersigned, with full power of substitution, for and in the name of the undersigned, to vote and otherwise act on behalf of the undersigned at the extraordinary general meeting of shareholders of the Company to be held on Friday, December 22, 2023, at the offices of the Company at The Circle 6, 8058 Zurich, Switzerland, at 4 p.m. CET (10 a.m. EST), or at any adjournment(s) or postponement(s) thereof, with respect to all of the ordinary shares, of the Company (the “Shares”) which the undersigned would be entitled to vote, with all powers the undersigned would possess if personally present, provided said proxies are authorized and directed to vote as indicated with respect to the matter set forth below this Proxy. The undersigned herewith acknowledges all actions and declarations of his/her/its proxy or the substitutes as legally binding for him/her/it. All shares represented by properly executed proxies received prior to or at the Meeting and not revoked prior to, or at, the Meeting in accordance with the procedures described in the proxy statement, will be voted as specified in the instructions indicated in such proxies. Subject to applicable law, in the absence of instructions, the shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Board recommends a vote “FOR” Proposals 1.1. and 1.2.

For all disputes arising out of or in connection with this Proxy, the ordinary courts at the registered domicile of the Company are exclusively competent. All obligations and rights arising out of or in connection with this proxy are governed by Swiss Law. The undersigned herewith expressively declares to indemnify the proxy or the substitutes for any direct or indirect damages arising out of or in connection with the actions referred to in this proxy card.

This proxy also delegates, to the extent permitted by applicable law, discretionary authority to vote with respect to all other business and legal acts which the undersigned could carry out in the event of his/her/its personal presence at the annual meeting of shareholders as well as to make any changes required due to objections by the commercial register and to any adjournment(s) or postponement(s) thereof.

PLEASE COMPLETE, DATE AND SIGN THIS FORM OF PROXY AND E-MAIL OR MAIL THE ENTIRE PROXY PROMPTLY, IN ACCORDANCE WITH THE INFORMATION PROVIDED ON THE FRONT PAGE, IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES. IF THE FORM OF PROXY IS MAILED IN THE UNITED STATES IN THE ENCLOSED ENVELOPE, NO POSTAGE NEED BE AFFIXED.